Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)	
	)	
Skydance Media and Paramount Global	)	MB Docket No. 24-275
	)	
Application for Transfer of Control of	)	
Licenses	)	

THE GABELLI ENTITIES' COMMENTS TO THE APPLICATION TO TRANSFER OF CONTROL OF LICENSES OF PARAMOUNT GLOBAL, AS AMENDED

Pursuant to the Commissions' November 15, 2024 public notice establishing a new pleading cycle in the above-captioned matter, Gabelli Value 25 Fund Inc. and its affiliated funds, investment advisors, and investors (the "Gabelli Entities") hereby comment on the September 6, 2024 applications of Skydance Media, LLC and its affiliates (the "Skydance Group") and National Amusements, Inc. ("NAI") and its shareholders (together, the "Application"), as amended on October 30, 2024 (the "Amendment"), seeking approval to transfer control of the licenses and authorizations held by subsidiaries of Paramount Global ("Paramount") from NAI's current shareholders to the Skydance Group.

The Gabelli Entities beneficially own approximately 12.5% of the voting shares of Paramount, owner of CBS Broadcasting, Inc. ("CBS"), making them the largest Class A shareholder group after controlling shareholder NAI.[1] The Gabelli Entities also have significant investments in Comcast Corporation and The Walt Disney Company, the publicly traded owners of the other two legacy broadcast networks.

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[1] The Gabelli Entities also own approximately 900,000 shares of Paramount Class B shares.

As set forth in the Gabelli Entities' initial letter to the Commission, dated November 8, 2024, the Gabelli Entities have serious questions about the process that led to the Transaction, and the disenfranchisement of Class A holders who currently have voting rights, which will leave the operation of Paramount's important media assets essentially unchecked.[2]

The Skydance Group filed the Amendment restating Exhibits A-2 and B of the Comprehensive Exhibit purportedly to:

> "[R]eflect David Ellison's role as sole manager of Hikouki, LLC, Furaito, LLC, and Aozora, LLC, entities through which the Ellison Family will own and control NAI and New Paramount upon the closing of the Transaction. As sole manager of these entities, David Ellison will hold 100 percent of the Ellison Family's voting interests in NAI and New Paramount, in addition to serving as New Paramount's Chairman and CEO."

The Amendment's disclosure that Paramount will be owned and controlled by a "sole manager" only compounds the Gabelli Entities' concerns. The Skydance Group refused to permit the Transaction to be conditioned on a "majority-of-the-minority" vote. In addition, we are examining breaches of fiduciary duties owed to minority shareholders by providing non-ratable benefits to NAI/Shari Redstone such as an excessive control premium, personal loans, and significant severance packages.[3]

Moreover, the Form S-4 for the Transaction does not provide adequate disclosures concerning (i) the process leading up to board approval, (ii) the fairness of the consideration, (iii) the facts relevant to enable stockholders to ascertain whether consideration that should be paid to them is being diverted to NAI. And Paramount's production of documents in response to Gabelli

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[2] The Gabelli Entities submitted a letter rather than comments to the original Application because Paramount's S-4 had not been filed prior to the October 22, 2024 opposition date.

[3] Although the Transaction has not closed, Mr. Ellison and Skydance Media LLC have already been sued for aiding and abetting breach of fiduciary duties by Ms. Redstone and NAI, among others, in the Delaware Court of Chancery Court. *See Baker v. Redstone, et al.*, C.A. No. 2024-0790 (Del. Ch.).

Value's books and records demand under 8 *Del. C.* § 220 has provided minimal transparency into whether the control premium and other benefits to NAI/Ms. Redstone were funded by capital that would have otherwise been paid to minority shareholders.[4] Indeed, the Form S-4 acknowledges that "the Special Committee did not seek to value NAI or allocate the consideration in the NAI Transaction to the non-Paramount assets of NAI" and the Company has produced no documents on the valuation/allocation issue despite Gabelli Value's requests.

While Gabelli Value acknowledges that the shareholder disenfranchisement and potential breaches of fiduciary duty surrounding the Transaction may not typically be considered by the Commission in evaluating applications for change of control (even with respect to character qualifications), here the Transaction involves the interests of the Commission and the larger public. Paramount's subsidiary, CBS, broadcasts certain high-profile national news programs, including the CBS Evening News, 60 Minutes, and Face the Nation. One of the three legacy broadcast networks, CBS also owns and operates 15 local stations, including in major markets such as New York, Los Angeles, and Chicago, and has affiliate agreements with more than 200 other local stations, most of which broadcast local news programs. The transfer of Paramount and its subsidiary CBS to the control of a "sole manager" that will not be subject to modulation by shareholders and in which shareholders are being obfuscated from learning basic details of the negotiation of the Transaction may have significant adverse effects on the public interest.

In this regard, Gabelli Value also shares the view of The International Brotherhood of Teamsters Hollywood Local 399, Writers Guild of America West, Inc., and Writers guild of

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[4] *See, e.g.*, DAVID RYDER C/O PETER TANNENWALD, ESQ. AARON P. SHAINIS, ESQ., 24 FCC Rcd. 10874 ("Commission refrains from making decisions based on mere allegations of misconduct, where those allegations are in the process of being adjudicated by another agency or court. The now-settled civil dispute between Twin Towers' principals was best addressed by the state court and is not within the scope of this proceeding. The Commission has consistently declined to adjudicate allegations of breach of fiduciary duty, monetary harm, or similar disputes involving partnership and shareholder rights.").

America East (the "Labor Unions") in their October 7, 2024 comments where they note that the "apparent discrepancy between Applicants' statements to the Commission and to investors reminds Labor Unions of prior transactions before the Commission where merging parties made . . . promises that they abandoned once the deal closed."

As set forth in their November 8 letter and for the reasons set forth above, the Gabelli Entities believe that the Commission should defer resolution of the Application until there is a determination whether (i) Paramount's board of directors, NAI, and/or the Skydance Group's conduct violated Delaware law and/or federal law; or (ii) their process surrounding the Transaction involved "misconduct so egregious as to shock the conscience and evoke almost universal disapprobation" such that the Commission should take the conduct into consideration in deciding the Application.[5]

Respectfully submitted,

/s/ Vincent R. Cappucci

Vincent R. Cappucci
ENTWISTLE & CAPPUCCI LLP
230 Park Avenue, 3rd Floor
New York, NY 10169
Tel.: (212) 894-7200
Fax: (212) 894-7272
vcappucci@entwistle-law.com

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[5] *See* IN THE MATTER OF NATTEL, LLC. 24 FCC Rcd. 428 ("the Commission has stated that it might consider non-Commission related misconduct prior to adjudication by another body in circumstances in which an applicant has engaged in . . . misconduct so egregious as to shock the conscience and evoke almost universal disapprobation") (internal citations omitted).